SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 4)

PROCERA NETWORKS, INC.

(Name of Subject Company)

PROCERA NETWORKS, INC.

(Name of Persons Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

74269U203

(CUSIP Number of Class of Securities)

James F. Brear

Chief Executive Officer

Procera Networks, Inc.

47448 Fremont Boulevard

Fremont, California 94538

(510) 230-2777

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With Copies to:

Jeffrey T. Hartlin

Paul Hastings LLP

1117 S. California Avenue

Palo Alto, California 94304

(650) 320-1804

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (this “Amendment No. 4”) to Schedule 14D-9 amends and supplements the Schedule 14D-9 (as amended and supplemented from time to time, the “Schedule 14D-9”) previously filed by Procera Networks, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission on May 6, 2015 relating to the cash tender offer by KDR Acquisition, Inc., a Delaware corporation and a wholly owned subsidiary of KDR Holding, Inc., a Delaware corporation, to purchase all of the issued and outstanding shares of the Company’s common stock, par value $0.001 per share.

Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the item in this Amendment No. 4. Capitalized terms used but not otherwise defined in this Amendment No. 4 shall have the meanings ascribed to them in the Schedule 14D-9.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding a new section immediately prior to the section beginning with the heading “Cautionary Note Regarding Forward-Looking Statements,” as set forth below:

“Expiration of the Offer

The Offer expired at 12:00 a.m. midnight, New York City time, at the end of the day on Thursday, June 4, 2015, as scheduled and was not extended. Computershare Trust Company, N.A., the depositary for the Offer (the “Depositary”), advised Parent and Purchaser that, as of the Expiration Time, a total of 16,529,499 Shares had been validly tendered and not validly withdrawn pursuant to the Offer, which tendered Shares represent approximately 79% of the issued and outstanding Shares. The Depositary also advised Parent and Purchaser that it has received Notices of Guaranteed Delivery with respect to 381,637 additional Shares, representing approximately 1.8% of the issued and outstanding Shares.

Promptly following consummation of the Offer, Parent and Purchaser intend to complete the acquisition of the Company through the Merger without a meeting of stockholders of the Company in accordance with Section 251(h) of the DGCL. At the Effective Time, each Share then issued and outstanding (other than the Shares owned by the Company, Parent or Purchaser, or any of their subsidiaries, or by Procera’s stockholders who validly exercised and perfected their appraisal rights under Delaware law) will be converted into the right to receive the Offer Price, without interest and subject to deduction for any required withholding of taxes. All Shares that are converted into the right to receive the Offer Price will be canceled and will cease to exist. The Company will be the Surviving Corporation in the Merger and will become a wholly owned subsidiary of Parent.

On June 5, 2015, the Company and Francisco Partners issued a joint press release announcing the expiration and results of the Offer and the expected consummation of the Merger. A copy of the joint press release is filed as Exhibit (a)(5)(G) to the Schedule 14D-9 and is incorporated herein by reference.”

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit thereto:

Exhibit Number	Description

(a)(5)(G)	Press Release issued by Procera Networks, Inc. and Francisco Partners dated June 5, 2015 (incorporated by reference to Exhibit (a)(5) to the Schedule TO-T/A of KDR Acquisition, Inc. and KDR Holding, Inc. filed with the Securities and Exchange Commission on June 5, 2015).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PROCERA NETWORKS, INC.

By:	/s/ James F. Brear
James F. Brear
Chief Executive Officer

Date: June 5, 2015